April 28, 2010

Karl Hiller
Jennifer Gallagher
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

RE:	China Prosperous Clean Energy Corporation
Form 10-K for the Fiscal Years Ended December 31, 2008 and Ended December 31, 2009
File No. 000-53224

Dear Sir or Madam,

In response to your comment regarding the footnote 19 of the financial statements in the Form 10-K year ended December 31, 2009, we will amend the said footnote 19 as follows:

Note 19 – Segment Information

ASC 280-10 (formerly SFAS 131), “Disclosure about Segments of an Enterprise and Related Information” requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance.

The Company has re-evaluated the structure of its organization and has determined, based on the requirements of SFAS 131, that the Company has the following three reportable segments, identified based on the nature of products, the type or class of customers, and the methods used to distribute the Company’s products:

▪	Retail sales of Compressed Natural Gas (“CNG”) through operation of CNG filling stations;
▪	Retail sales of Liquefied Petroleum Gas (“LPG”) through operation of LPG filling stations; and

▪	Wholesale of CNG and LPG

During the years ended December 31, 2009, all of the Company’s operations were carried out in one geographical segment – China.

The following table sets out the Company’s segment information. The "Unallocated" column in the following table contains the reconciliation between the amounts for reportable segments and the consolidated amounts, which consists primarily of corporate items not allocated to the operating segments, intersegment eliminations. Intersegment sales are accounted for at fair value as if sales were to third parties.

For the year ended December 31, 2009 and 2008

	For the Years Ended December 31,
Revenue from external customers	2009	2008
CNG Retail	$3,938,599	$3,190,609
LPG Retail	947,065	2,708,421
CNG and LPG Wholesale	17,904,095	34,725,063
Unallocated	994,678	1,037,229
Consolidated	$23,784,437	$41,661,322

	For the Years Ended December 31,
Net income	2009	2008
CNG Retail	$(170,350)	$704,776
LPG Retail	(188,758)	(214,792)
CNG and LPG Wholesale	(47,478)	723,022
Unallocated	159,448	(159,188)
Consolidated	$(247,138)	$1,053,818

	For the Years Ended December 31,
Investment income from non-consolidated entities	2009	2008
Consolidated	$313,709	$308,337

	For the Years Ended December 31,
Interest expenses	2009	2008
Consolidated	$(88,444)	$(34,931)

	For the Years Ended December 31,
Income before noncontrolling interest and income taxes	2009	2008
Consolidated	$(108,568)	$1,419,839

	For the Years Ended December 31,
Segment assets	2009	2008
CNG Retail	$1,895,854	$1,114,178
LPG Retail	46,804	52,318
CNG and LPG Wholesale	1,088,154	1,241,858
Unallocated	25,277,520	12,778,793
Consolidated	$28,308,333	$15,187,148

In response to your comments regarding the statement of stockholder equity in the Form 10-K for year ended December 31, 2008, we will amend the Statement of Shareholders’ Equity in Form 10-K for year ended December 31, 2008 as follows:

Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2008 and 2007

						Accumulated
						other	Total
			Additional			Compre-	Stock-
	Common Stock		Paid in	Statutory	Retained	hensive	Holders’
	Shares	Amount	Capital	Reserve	Earnings	Income	Equity

Balance at December 31, 2006	5,865,000	$59	$(59)	$-	$(292)	$76	$(215)

Net income	-	-	-	-	1,242,327	-	1,242,327

Statutory reserve	-	-	-	120,511	(120,511)	-	-

Other comprehensive income	-	-	-	-	-	38,639	38,563

Balance at December 31, 2007	5,865,000	$59	$(59)	$120,511	$1,121,524	$38,639	$1,280,675

Effect of reverse merger	6,135,000	60	(60)	-	-	-	-

Additional paid-in capital contributed by shareholders	-	-	8,055,381	-	-	-	8,055,381

Net income	-	-	-	-	1,053,818	-	1,053,818

Statutory reserve	-	-	-	105,382	(105,382)	-	-

Other comprehensive income	-	-	-	-	-	372,194	372,194

Balance at December 31, 2008	12,000,000	$120	$8,055,262	$225,893	$2,069,960	$410,833	$10,762,068

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Prosperous Clean Energy Corporation (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 86-372-3166864, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Bin Zhou, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

   /s/ Hongjie Zhou
_________________________
        Hongjie Zhou

Acting Chief Financial Officer

China Prosperous Clean Energy Corporation